UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE
STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-50128

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of North Carolina Savings & Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BNC Bancorp
3980 Premier Drive, Suite 210
High Point, North Carolina 27265

BANK OF NORTH CAROLINA SAVINGS & PROFIT SHARING PLAN

Financial Statements And Supplemental Schedule

As of and for the Year Ended December 31, 2015 and as of and for the Seven Months Ended December 31, 2014

And Report of Independent Registered Public Accounting Firm

BANK OF NORTH CAROLINA
SAVINGS & PROFIT SHARING PLAN
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULE
Schedule of Assets (Held at End of Year)	10-11

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Administrator of
Bank of North Carolina Savings & Profit Sharing Plan
High Point, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Bank of North Carolina Savings & Profit Sharing Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the year ended December 31, 2015 and the seven months ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and changes in net assets available for benefits for the year ended December 31, 2015 and the seven months ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Cherry Bekaert LLP

Raleigh, North Carolina
June 24, 2016

BANK OF NORTH CAROLINA
SAVINGS & PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
Assets
Investments, at fair value:
Common collective trust	$3,883,744	$3,580,117
Mutual funds	5,113,514	5,903,037
Pooled separate accounts	25,393,984	18,985,605
BNC Bancorp common stock	9,169,495	5,674,330
Total investments	43,560,737	34,143,089
Receivables:
Notes receivable from participants	1,642,661	1,104,950
Participant contributions and other	1,036	—
Total receivables	1,643,697	1,104,950
Total assets available for benefits, at fair value	$45,204,434	$35,248,039

The accompanying notes to the financial statements are an integral part of this statement.

BANK OF NORTH CAROLINA
SAVINGS & PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2015	Seven Months Ended December 31, 2014
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,446,235	$689,360
Interest and dividends	139,165	80,469
Total investment income	2,585,400	769,829
Interest income on notes receivable from participants	59,440	29,513
Contributions:
Participant contributions	3,823,950	1,933,048
Employer contributions	1,951,008	581,562
Rollover contributions	4,470,616	557,257
Total contributions	10,245,574	3,071,867
Total additions	12,890,414	3,871,209
Deductions from net assets attributed to:
Benefits paid to participants	2,904,857	1,473,728
Administrative expenses	27,344	14,560
Corrective distributions	1,818	—
Total deductions	2,934,019	1,488,288
Net increase in net assets	9,956,395	2,382,921
Net assets available for benefits, beginning of year	35,248,039	32,865,118
Net assets available for benefits, end of year	$45,204,434	$35,248,039

The accompanying notes to the financial statements are an integral part of this statement.

BANK OF NORTH CAROLINA
SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015 AND AS OF AND FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2014

Note 1 — Description of the plan

The following brief description of the Bank of North Carolina Savings & Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan was officially adopted and effective on January 1, 1997. The Plan is a defined contribution pension plan covering all non-bargaining unit employees of the Bank of North Carolina (the “Company”) who have attained the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2015, the Plan Year was changed to the twelve month period ending each December 31. Prior to this change, the Plan Year was the twelve month period ending each May 31. The change in Plan Year resulted in a short plan year during 2014, beginning June 1, 2014 and ending December 31, 2014.

On January 1, 2015, the Company adopted safe harbor plan provisions such that the Plan would operate on a safe harbor basis.

Contributions - Each year, participants may contribute up to 75% of pre-tax annual compensation subject to Internal Revenue Code Limitations, as defined in the Plan. Participants may also contribute rollovers from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Effective January 1, 2015, the Company's match of participant contributions increased to 100% on 3% of the participant's contributions, and 50% on 4% and 5% of participant's contributions. For the seven months ended December 31, 2014, the Company made matching contributions to the Plan equal to 50% of employees’ elective deferrals up to 6% of pre-tax compensation. Employees who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions.

Participant Accounts - Each participant's account is credited with the participant’s contribution, including any rollover amounts from qualified plans, and allocations of the Company’s contribution. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Effective January 1, 2015, the Company's contributions, both past and future, became immediately vested at 100%. Vesting in the Company’s discretionary contribution portion of a participant’s account is based on years of continuous service as follows:

Vesting
Years of Service	Percentage
Less than one	—%
1	20%
2	40%
3	60%
4	80%
5 and beyond	100%

Payment of Benefits - Participants may withdraw all or a portion of their vested account if they terminate employment before attaining normal retirement age, become disabled, or attain normal retirement age but continue to work. Participants may also withdraw from the Plan when they attain age 59 ½ but continue to work or qualify for in-service distributions on account of financial hardship. Payments from the Plan that are eligible rollover distributions may be either paid in a direct rollover to an individual retirement account of another employer plan or paid directly to the participant. If the vested portion is between $1,000 and $5,000, and the participant does not elect to receive the distribution in a lump sum or direct rollover, benefits will be paid as a direct rollover to an individual retirement account. If the vested account balance is more than $5,000, all or a portion of benefits will be paid as a lump sum.

Notes Receivable from Participants - The minimum amount participants may borrow from the Plan is $1,000. Participants may borrow from their accounts up to $50,000 or 50% of their vested account balance, whichever is less. All loans are secured by the participant’s vested balance and bear interest at a reasonable fixed rate of interest determined by the Loan Administrator. The interest rate for the notes receivable from participants ranges from 4.25% to 4.50%. Loan repayments must be amortized in level payments, not less frequently than quarterly, over a period not extending five years from the date of the loan, unless such loan is used to acquire a dwelling unit which, within a reasonable time, will be used as the principal residence of the participant.

Forfeited Accounts - When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Forfeitures may be used to reduce future employer discretionary contributions or pay administrative expenses. At December 31, 2015 and 2014, forfeited nonvested amounts totaled $30,191 and $17,390, respectively. During the year ended December 31, 2015 and the seven months ended December 31, 2014, $27,256 and $132,483 of forfeited accounts, respectively, were used to reduce employer contributions and expenses.

Administrative Expenses - All reasonable expenses of administration including, but not limited to, those involved in retaining necessary professional assistance are paid by the Company. During the year ended December 31, 2015 and the seven months ended December 31, 2014, administrative expenses totaled $27,344 and $14,560, respectively.

Note 2 — Summary of significant accounting policies

Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Recent Accounting Pronouncements - In July 2015, the Financial Accounting Standards Board (“FASB”) released ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (“ASU 2015-12”). Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measurement for fully benefit-responsive investment contracts. In addition, this amendment simplifies the investment disclosures required for employee benefit plans, including eliminating the requirements to disclose: (a) individual investments that represent 5% or more of net assets available for benefits, (b) net appreciation (depreciation) by individual investment type, and (c) investment information disaggregated based on the nature, characteristics and risks. The requirement to disaggregate participant-directed investments within a self-directed brokerage account has also been eliminated. Self-directed brokerage accounts should be reported as a single type of investment.

The amendment also allows plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II should be applied retrospectively, while Part III should be applied prospectively.

In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, and is to be applied retrospectively, with early adoption permitted.

The Plan elected to early adopt ASU 2015-07 and the applicable parts of ASU 2015-12.

Investment Valuation and Income Recognition - Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefits are recorded when paid.

Expenses - Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s accounts and are included in administrative expenses.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Excess Contributions Payable - The Plan is required to return contributions received during the plan year in excess of the Internal Revenue Code limits. These returned contributions are reported as a deduction from net assets on the Statements of Changes in Net Assets Available for Benefits.

Risks and Uncertainties - Investment securities in general, are subject to various risks, such as interest rate, credit and overall market volatility. Due to the levels of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Note 3 — Fair value of financial investments

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).

The three levels of the fair value hierarchy under FASB ASC 820 (Fair Value Measurements and Disclosures) are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the year ended December 31, 2015.

Common Collective Trust

The common collective trust fund consists of the Principal Stable Value Fund, which is an investment fund offered by Principal Global Investors Trust Company. This fund consists of investments in contracts at fair value of the underlying investments. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The contract value is not materially different from the NAV. The common collective trust is valued at the fair value based on the NAV of the underlying investments of participant units held by the Plan as of the last trading day of the period as reported by the managers of the trust.

Mutual Funds

Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Pooled Separate Accounts

These investments are represented by a unit of account whose per unit value is the result of the accumulated values of the underlying investments. The underlying investments are public investment vehicles valued using the NAV. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAVs of the underlying investments are quoted in an active market. The Plan has no unfunded commitments related to the pooled separate accounts and redemptions and subscriptions are permitted daily.

BNC Bancorp Common Stock

Valued at the closing price reported on the active market on which the individual securities are traded.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014:

	Assets at fair value as of December 31, 2015
	Total Fair Value	Level 1	Level 2	Level 3
Mutual funds:
Small/mid U.S. equity	$643,625	$643,625	$—	$—
International equity	2,594,933	2,594,933	—	—
Balanced/asset allocation	461,513	461,513	—	—
Fixed income	1,249,545	1,249,545	—	—
Bond fund	163,898	163,898	—	—
BNC Bancorp common stock	9,169,495	9,169,495	—
	14,283,009	$14,283,009	$—	$—

Pooled separate accounts, measured at net asset value (a)	25,393,984
Common collective trust, measured at net asset value (a)	3,883,744
Total assets at fair value	$43,560,737

	Assets at fair value as of December 31, 2014
	Total Fair Value	Level 1	Level 2	Level 3
Mutual funds:
Small/mid U.S. equity	$634,037	$634,037	$—	$—
International equity	2,284,084	2,284,084	—	—
Balanced/asset allocation	463,726	463,726	—	—
Fixed income	2,331,598	2,331,598	—	—
Bond fund	189,592	189,592	—	—
BNC Bancorp common stock	5,674,330	5,674,330	—
	11,577,367	$11,577,367	$—	$—

Pooled separate accounts, measured at net asset value (a)	18,985,605
Common collective trust, measured at net asset value (a)	3,580,117
Total assets at fair value	$34,143,089

(a)
In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Fair value of investments in entities that use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2015 and 2014, respectively:

	Fair value	Unfunded commitments	Redemption frequency (if currently eligible)	Redemption notice period
December 31, 2015
Pooled separate accounts	$25,393,984	N/A	Daily	30 days
Common collective trust	3,883,744	N/A	Daily	30 days

December 31, 2014
Pooled separate accounts	$18,985,605	N/A	Daily	30 days
Common collective trust	3,580,117	N/A	Daily	30 days

Note 4 — Tax status

On December 1, 2011, the Plan adopted a custom plan sponsored by Principal Financial Group (“Principal”). The Internal Revenue Service (“IRS”) has determined and informed the Plan’s prior prototype with Ascensus (the Plan’s prior third party administrator) by letter dated March 31, 2008, that the prototype document satisfied the applicable sections of the Internal Revenue Code (“IRC”). The Plan itself has not received a determination letter from the IRS upon adoption of the custom Principal plan, which has similar requirements to the Ascensus prototype plan. However, the Plan administrator believes that the Plan was designed and operated in compliance with the applicable requirements of the IRC and has no income subject to unrelated business income tax, and therefore, the Plan continues to be tax-exempt. In connection with the amendments to the Plan to operate on a safe harbor basis, the Plan requested a new determination letter, which was received April 22, 2016, stating that the Plan is qualified in accordance with applicable sections of the IRC.

GAAP requires Plan Management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan Management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 5 — Party in interest transactions

For the year ended December 31, 2015 and the seven months ended December 31, 2014, administrative expenses are paid to Principal Life Insurance Company, the administrator, by the Company. Approximately 16% of the Plan’s investments are held in BNC Bancorp Stock, Bank of North Carolina’s parent company. Principal Trust Company, who is the custodian of the Plan through Principal Financial Group, offers several investment options to participants. Participant loans are available to participants who meet certain Plan requirements. These investments and participant loans are party-in-interest transactions.

Note 6 — Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

SUPPLEMENTAL SCHEDULE

BANK OF NORTH CAROLINA
SAVINGS & PROFIT SHARING PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 – SCHEDULE H (PART IV, LINE 4i)
I.D. NUMBER: 56-1663154 PLAN NUMBER: 001

DECEMBER 31, 2015

		(c)
	(b)	Description of Investment	(e)
	Identity of Issuer, Borrower,	Including Maturity Date, Rate of Interest,	Current
(a)	Lessor or Similar Party	Collateral, Par, or Maturity Value	Value

	Common collective trust:
*	Principal Stable Value Fund	214,512.766 shares	$3,883,744

	Mutual funds:
	American Century Heritage A Fund	10,629.548 shares	212,485
	Columbia Midcap Value A Fund	15,948.632 shares	221,208
	Eagle Small Cap Growth R3 Fund	4,372.673 shares	209,932
	Fidelity Advisory Strategic Income T Fund	75,001.473 shares	850,549
	Franklin Income R Fund	224,035.417 shares	461,513
	Oppenheimer International Dividend R Fund	79,562.298 shares	1,088,412
	Oppenheimer Developing Markets R Fund	6,281.542 shares	183,735
	American Funds Small Cap World R3 Fund	31,449.977 shares	1,322,786
	Pimco Real Return R Fund	37,955.264 shares	398,996
	Pimco Com Real Return Str R Fund	27,001.298 shares	163,898
	Total mutual funds		5,113,514

	Pooled separate accounts:
*	Principal Lifetime 2010 Separate Account	7,497.575 shares	150,646
*	Principal Lifetime 2020 Separate Account	108,761.602 shares	2,345,220
*	Principal Lifetime 2030 Separate Account	68,772.160 shares	1,536,452
*	Principal Lifetime 2040 Separate Account	68,891.195 shares	1,581,871
*	Principal Lifetime 2050 Separate Account	22,946.518 shares	512,674
*	Principal Lifetime 2060 Separate Account	2,046.063 shares	25,562
*	Principal Lifetime Strategic Income Separate Account	3,214.190 shares	59,244
*	Principal Lifetime 2015 Separate Account	123,203.960 shares	1,685,851
*	Principal Lifetime 2025 Separate Account	159,355.442 shares	2,226,287
*	Principal Lifetime 2035 Separate Account	144,542.601 shares	2,071,373
*	Principal Lifetime 2045 Separate Account	87,848.694 shares	1,272,769
*	Principal Lifetime 2055 Separate Account	13,629.835 shares	196,911
	Edge Asset Management Income Separate Account	86,763.224 shares	1,227,776
	Edge Asset Management Equity Income Separate Account	63,245.817 shares	1,442,025
	Dimensional Small Cap Value II Separate Account	6,791.648 shares	151,442
*	Principal Large Cap S&P 500 Index Separate Account	27,618.594 shares	2,487,599
*	Principal Mid Cap S&P 400 Index Separate Account	52,121.257 shares	2,098,389
*	Principal Small Cap S&P 600 Index Separate Account	34,824.565 shares	1,447,656
*	Principal Real Estate Secs Separate Account	14,034.179 shares	635,665

*	Principal High Yield I Separate Account	13,195.714 shares	259,908
	T. Rowe Price Large Cap Growth Separate Account	97,578.980 shares	1,978,664
	Total pooled separate accounts		25,393,984

	Common Stock:
*	BNC Bancorp Stock	361,288.455 shares	9,169,495

*	Participant loans	4.25% - 4.50%, maturing through 2027	1,642,661
*	Participant contributions and other receivables		1,036

	Total		$45,204,434

An asterisk (*) in column (a) denotes a party-in-interest to the plan.
Column (d), cost of investments, is not applicable as these are participant directed accounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of North Carolina Savings & Profit Sharing Plan

Date: June 24, 2016	By:	/s/ David B. Spencer
David B. Spencer
Plan Administrator

Exhibit List

Exhibit No.	Description
23.1	Consent of Cherry Bekaert LLP